November 2, 2018

Riccardo Delle Coste
Chief Executive Officer
BARFRESH FOOD GROUP INC.
8383 Wilshire Blvd., Suite 750
Beverly Hills, CA 90211

       Re: BARFRESH FOOD GROUP INC.
           Registration Statement on Form S-1
           Filed October 29, 2018
           File No. 333-228030

Dear Mr. Delle Coste:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 29, 2018

General

1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-1 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2017 have been resolved. In addition, to the extent that any comments related to our review of your Form
       10-K apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.
 Riccardo Delle Coste
BARFRESH FOOD GROUP INC.
November 2, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella,
Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-
3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



FirstName LastNameRiccardo Delle Coste                     Sincerely,
Comapany NameBARFRESH FOOD GROUP INC.
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